DATED THE 8TH DAY OF NOVEMBER, 2007

CHINA BIOTECH HOLDINGS LIMITED

and

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

SALE AND PURCHASE AGREEMENT
relating to shares in
FASTER ASSETS LIMITED

THIS AGREEMENT is made on the 8th day of November, 2007.

BETWEEN:-

(1)	CHINA BIOTECH HOLDINGS LIMITED, a company incorporated in the British Virgin Islands with limited liability and whose registered office is situate at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the “Vendor”); and

(2)	CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION, a company incorporated in the British Virgin Islands with limited liability and whose registered office is situate at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. All of its issued shares are listed on NASDAQ in the United States of America (the “Purchaser”).

WHEREAS:-

(A)	FASTER ASSETS LIMITED (the “Company”) is a company incorporated in the British Virgin Islands with limited liability and is a wholly-owned subsidiary of the Vendor , the particulars of which are set out in Schedule 1A.

(B)	CHINA MERCHANTS ZHANGZHOU DEVELOPMENT ZONE BROAD SHINE SOLAR TECHNOLOGY LIMITED (“Zhangzhou Company”) is a limited company incorporated in the PRC and is a wholly-owned subsidiary of the Company, the particulars of which are set out in Schedule 1B

(C)	Zhangzhou Company owns a plant located at No. 3, Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, PRC (the “Plant”) and the land use rights thereto, subject to the issue of the relevant certificates from the relevant PRC authorities. Details of which are set out in Schedule 1C.

(D)	The Vendor is the registered and beneficial owner of the entire issued share capital of the Company.

(E)	The Vendor and the Purchaser have executed the Term Sheet (as defined below) on 5 July 2007.

(F)	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase the Sale Shares (as defined below) upon the terms and conditions contained in this Agreement.

AND NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless otherwise expressed or required by context, the following expressions shall have the respective meanings set opposite thereto as follows:

Expression Meaning

“Accounts Date” December 31, 2007

“Audited Accounts” the audited consolidated financial statements of the Group for the year ending December 31, 2007

“Articles” the memorandum and articles of association of the Company (as amended from time to time)

“Business Day” a day (excluding public holidays, Saturday, Sunday and any day on which No. 8 signal or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon during a typhoon or on which a black rainstorm warning is issued or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon) on which banks are open for business in Hong Kong

“Cash Consideration” the Consideration to be paid in cash in US$ or RMB by the Purchaser to the Vendor based on the Exchange Rate in accordance with Clause 4.2(a)

“Completion” the completion of the sale and purchase of the Sale Shares in accordance with Clause 5

“Completion Date” shall have the meaning ascribed to Clause 5.1

“Consideration” the consideration for the sale and purchase of the Sale Shares as set out in Clause 4.1

“Consideration Shares” 1,000,000 shares of Series A Preferred Shares (subject to shareholder approval of the creation of a new class of Preferred Shares) and 1,133,577 ordinary shares of US$0.01 par value each of the Purchaser to be issued and allotted to the Vendor in accordance with Clause 4.2(b) based on the Consideration divided by the average closing price of approximately US$3.437 per share as quoted on the NASDAQ for the last thirty (30) trading days of the Purchaser’s shares immediately preceding to the execution of the Term Sheet up to and including 4 July 2007, being the last trading day before the date of the Term Sheet, representing approximately 8.01% of the existing issued share capital of the Purchaser of 14,146,497 shares as of 5 July 2007, and approximately 7.42% of the issued share capital of the Purchaser as enlarged by the issue of 1,133,577 new shares as the Consideration Shares

“Exchange Rate” the agreed exchange rate between the Parties shall be US$1.00 = RMB 7.70

“Group” the Company and its Subsidiaries (the structure chart of which is set out in Schedule 2) and “member of the Group” or “Group Company” shall be construed accordingly

“Hong Kong” Hong Kong Special Administrative Region of the PRC

“Independent Valuation Report” the valuation report in respect of the Plant and the land use rights thereto to be issued by an independent valuer

“Management Accounts” the unaudited consolidated management accounts of the Group made up to the end of the latest calendar month immediately preceding Completion

“NASDAQ” the NASDAQ Stock Market, Inc.

“Parties” the parties to this Agreement; and “Party” means any one of them

“PRC” the People’s Republic of China

“Purchaser’s Warranties” the representations, warranties and undertakings set out in Clause 8 and Schedule 4 and such other representations, warranties, undertakings and indemnities contained in this Agreement (including in all Schedules) made or given by the Purchaser

“RMB” Renminbi, the lawful currency of the PRC

“Sale Shares” the one issued and fully paid-up ordinary share of US$1.00 each in the capital of the Company (being the entire issued share capital of the Company) which is beneficially owned by, and to be sold to the Purchaser by, the Vendor

“SEC” the United States Securities and Exchange Commission

“Securities Act” the United States Securities Act of 1933, as amended

“Series A Preferred Shares” means the newly designated shares of Preferred Shares to be issued to the Vendor as part of the Consideration Shares (subject to shareholder approval of the creation of the Preferred Shares) with aggregate voting rights constituting 25% of total voting rights of the common stock and the preferred stock of the Purchaser as well as a liquidation preference in the event of the distribution of assets upon any liquidation, dissolution or winding up of the Purchaser, whether voluntary or involuntary

“Shareholders” all those persons holding Shares from time to time; and “Shareholder” means any one of them

“Share(s)”: ordinary share(s) of US$1.00 each in the capital of the Company

“Subsidiary” any subsidiary of the Company (as defined in the Companies Ordinance, Cap 32 of the Laws of Hong Kong)

“Taxation” means all forms of tax, duty, rate, levy or other imposition whenever and by whatever authority imposed and whether in Hong Kong, the PRC, the British Virgin Islands, United States of America or elsewhere, including (without limitation) profits tax, provisional profits tax, interest tax, property tax, real estate tax, land use fees, land appreciation tax, taxes on income, value added tax, withholding tax, salaries tax, payroll tax, customs duties, excise duties, rates, stamp duty, capital duty, estate duty and any interest, penalty or fine in connection with any such taxation as applicable to each Group Company

“Term Sheet” a term sheet dated 5 July 2007 regarding the sale and purchase of the entire issued share capital of the Company executed by the Vendor and the Purchaser

“US$” United States Dollars, the lawful currency of the United States of America

“Vendor’s Warranties” the representations, warranties and undertakings set out in Clause 7 and Schedule 3 and such other representations, warranties, undertakings and indemnities contained in this Agreement (including in all Schedules) made or given by the Vendor

1.2	The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.3	References to Clauses, Schedules and Exhibits are references to Clauses, Schedules and Exhibits of or to this Agreement and the Schedules and Exhibits shall be deemed to form part of this Agreement.

1.4	Words and expressions in the singular include the plural and vice versa.

1.5	Reference to persons includes any public body and any body of persons, corporate or unincorporate.

1.6	Reference to Ordinances, statutes, legislation or enactments shall be construed as a reference to such Ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time and for the time being in force.

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to the terms and conditions contained in this Agreement, the Vendor agrees to sell and the Purchaser, in reliance on the Vendor’s Warranties and the indemnities hereunder made or given by the Vendor, agrees to purchase the Sale Shares free from all liens, charges, encumbrances, pre-emption rights, equities and other third party rights whatsoever and together all rights attached to the Sale Shares at the Completion Date or subsequently becoming attached to the Sale Shares.

2.2	For the avoidance of doubt, the Sale Shares shall also include the entire equity interest of Zhangzhou Company and the Plant together with the land use rights thereto subject to the completion of the necessary approval and registration process of and the issue of the relevant certificates from the relevant PRC authorities. It is agreed that any liabilities of the Group incurred on or before Completion shall be borne by the Vendor and the Vendor agrees to indemnify the Purchaser for such amount if the Vendor fails to settle or pay off such liabilities on or before Completion.

3.	CONDITIONS

3.1	Conditions Precedent: Completion of this Agreement shall be conditional upon the following conditions being fulfilled:-

(a)	the obtaining of a certified true copy of board resolutions/minutes of the Vendor, approving, inter alia, (i) the entering into and performance of this Agreement, (ii) the transfer of the Sale Shares, (iii) the subscription of the Consideration Shares if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b), and (iv) the execution of all other documents contemplated hereunder;

(b)	the obtaining of a certified true copy of board resolutions/minutes of the Purchaser approving, inter alia, (i) the entering into and performance of this Agreement, (ii) the transfer of the Sale Shares, (iii) the issue and allotment of the Consideration Shares to the Vendor or its nominees as the Consideration if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b), and the registration of the Vendor and/or its nominees, as applicable, as shareholders of the Purchaser in respect of the Consideration Shares, and (iv) the execution of all other documents contemplated hereunder;

(c)	the obtaining of a certified true copy of the shareholders’ resolutions/minutes of the Purchaser approving, inter alia, (i) the entering into and performance of this Agreement, (ii) the transfer of the Sale Shares, (iii) the issue and allotment of the Consideration Shares to the Vendor or its nominees as the Consideration if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b), and the registration of the Vendor and/or its nominees as shareholders of the Purchaser in respect of the Consideration Shares, and (iv) the execution of all other documents contemplated hereunder;

(d)	the obtaining of a certified true copy of board resolutions/minutes of the Company, approving, inter alia, (i) the transfer of the Sale Shares, (ii) the registration of the Purchaser and/or its nominees, as applicable, as shareholder(s) of the Company in respect of the Sale Shares, and (iii) the execution of all other documents contemplated hereunder;

(e)	the obtaining of all necessary consents, authorisations and approvals from all appropriate regulatory or governmental bodies in the PRC, Hong Kong, United States of America, British Virgin Islands or elsewhere for the transactions contemplated hereunder, including but not limited to the necessary approvals from the SEC and/or NASDAQ (if applicable);

(f)	the obtaining of the Independent Valuation Report in respect of the Plant and the land use rights thereto for the purpose of determining the Consideration as set out in Clause 4.1;

(g)	the Purchaser having completed its due diligence review and being satisfied with the results of the due diligence review on the Group; and

(h)	the shares of the Purchaser shall continue to be listed on NASDAQ.

3.2	If any of the above conditions has not been fulfilled or waived within 6 months following the execution of this Agreement or such other date as agreed by the Parties in writing, this Agreement shall terminate (other than Clauses 12, 14, 15 and 18 which shall remain to be effective) and none of the Parties shall have any claim against the others for costs, damages, compensation or otherwise apart from any antecedent breaches of any provisions hereof.

3.3	Conditions Subsequent: Subject to the fulfillment of the conditions precedent set out in Clause 3.1 above, the Vendor further undertakes to procure the obtaining by Zhangzhou Company of all necessary consents, authorisation or other approvals in connection with the Plant and the land use right thereto (including but not limited to the land use rights certificate and property certificate) being fulfilled to the satisfaction of the Purchaser within 12 months after the Completion Date or such other date as agreed by the parties in writing.
        .

3.4	The Vendor and the Purchaser shall use their respective best endeavours to procure that the conditions in Clauses 3.1 and 3.3 above are satisfied not later than the date specified in that Clause 3.2 and 3.3 respectively.

4.	CONSIDERATION

4.1	The consideration for the Sale Shares shall be the lesser of RMB 30,000,000 or the fair market value of the Plant and the land use right thereto as set out in the Independent Valuation Report prepared by an independent valuer which mutually agreed by the Parties , subject to any adjustment as may be agreed between the Parties in writing.

4.2	The Purchaser shall, at its sole discretion, pay the Consideration to the Vendor at Completion by any of the following means:

(a)	by way of wire transfer to the Vendor’s designated bank account in case of Cash Consideration; or

(b)	by way of the issue and allotment of the Consideration Shares by the Purchaser to the Vendor or its nominees; or

(c)	other means of payment as agreed by the Parties in writing.

5.	COMPLETION

5.1	Subject to Clause 6, Completion shall take place at Arculli Fong&Ng LLP on or before the thirtieth (30th) business day after the fulfilment of the above conditions precedent (or waiver, as the case may be) or at such other place and/or at such other time as the Parties may agree in writing from time to time (the “Completion Date”) when the business described in Clauses 5.2 to 5.4 will be simultaneously transacted:

5.2	At Completion, the Purchaser shall pay the Consideration in accordance with Clause 4.2 and deliver, inter alia, the following documents:

(a)	an executed instrument of transfer in respect of the Sale Shares;

(b)	a certified true copy of board resolutions/minutes of the Purchaser approving, inter alia (i) the transfer of the Sale Shares, (ii) the issue and allotment of the Consideration Shares to the Vendor or its nominees if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b) and the registration of the Vendor and/or its nominees, as applicable, as members of the Purchaser in respect of the Consideration Shares and (iii) the entry into and consummation of this Agreement, and (iv) the execution of all other documents contemplated hereunder;

(c)	a certified true copy of the shareholders’ resolutions /minutes of the Purchaser approving, inter alia, (i) the transfer of the Sale Shares, (ii) the issue and allotment of the Consideration Shares to the Vendor or its nominees if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b) and the registration of the Vendor and/or its nominees, as applicable, as members of the Purchaser in respect of the Consideration Shares, (iii) the entry into and consummation of this Agreement, and (iv) the execution of all other documents contemplated hereunder; and

(d)	the necessary approvals from the SEC, NASDAQ and/or other regulatory authority in connection with the transactions contemplated hereunder (if applicable).

5.3	At Completion, the Vendor shall deliver to the Purchaser, inter alia, the following documents:

(a)	an executed instrument of transfer in respect of the Sale Shares;

(b)	an executed letter of application for shares in respect of the Consideration Shares (if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b));

(c)	a certified copy of board resolutions/minutes of the Vendor approving, inter alia, (i) the transfer of the Sale Shares, (ii) the subscription of the Consideration Shares if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b), (iii) the entry into and consummation of this Agreement, and (iv) the execution of all other documents contemplated hereunder;

(d)	a certified true copy of board resolutions/minutes of the Company approving, subject to Completion:

(i)	the registration of the Purchaser and/or its nominees, as applicable, as members of the Company in respect of the Sale Shares;

(ii) the execution of all other documents contemplated hereunder.

6.	DEFAULT UNDER CLAUSE 5

6.1	Neither the Vendor nor the Purchaser is obliged to complete this Agreement until the Parties comply fully with the completion requirements as set out in Clauses 5.2 to 5.3.

6.2	If in any respect the requirements as set out in Clauses 5.2 to 5.3 are not complied with on the Completion Date, the non-defaulting Party may:-

(a)	defer Completion to a date not more than six months after that date (in which case this Clause shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable and in any case without prejudice to its rights under this Agreement; or

(c)	rescind this Agreement (other than Clauses 12, 14, 15, and 18) without prejudice to the rights of either Party in respect of antecedent breaches.

7.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE VENDOR

7.1	The Vendor hereby unconditionally and irrevocably represents and warrants to and undertakes with the Purchaser that the statements in Schedule 3 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respect.

7.2	The Purchaser’s rights in respect of each of the said representations, warranties, undertakings and indemnities contained in this Agreement (including all Schedules) will survive Completion and continue in full force and effect notwithstanding Completion and shall not be affected by any information relating to the Company of which the Purchaser has knowledge (however acquired and whether actual, imputed or constructive).

7.3	Prior to Completion, if any of the warranties, representations or undertakings set out in this Clause 7 and Schedule 3 is found to be untrue, inaccurate or misleading or has not been fully and/or punctually carried out in any respect, or in the event of the Vendor becoming unable or failing to do anything required under this Agreement to be done by it at or before the Completion Date, and if any of the aforesaid comes to the knowledge of the Vendor, the Vendor shall forthwith notify the Purchaser thereof, and in all these events, the Purchaser shall not be bound to procure the completion of the sale and purchase of the Sale Shares and may by notice in writing rescind this Agreement, in which event the parties hereto shall be discharged from their respective further obligations hereunder except for their obligations under Clauses 12, 14, 15 and 18 and without prejudice to the rights of either Party in respect of antecedent breaches.

7.4	The representations, warranties and undertakings set out in each paragraph of Schedule 3 shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or anything in this Agreement or the Schedules.

7.5	The representations, warranties and undertakings set out in each paragraph of Schedule 3 shall be deemed to be repeated as at Completion as if all references therein to the date of this Agreement were references to the Completion Date.

7.6	The Vendor hereby agrees to indemnify the Purchaser and, upon written request of the Purchaser, the relevant member of the Group and keep the same indemnified in respect of all their costs (including all their legal costs) or expenses which the Purchaser and/or the relevant member of the Group may incur either before or after the commencement of any action in connection with:-

(a)	the settlement of any claim that any of the Vendor’s Warranties are untrue or misleading or have been breached;

(b)	any legal proceedings in which the Purchaser claims that any of the Vendor’s Warranties are untrue or misleading or have been breached and in which judgment is given for the Purchaser; or

(c)	the enforcement of any such settlement or judgment.

7.7	The Vendor hereby agrees to indemnify and keep indemnified the Purchaser in full from and against all liabilities, losses, damages, claims, costs and expenses (including legal costs and expenses on a full indemnity basis) incurred by the Purchaser and arising whether directly or indirectly as a consequence of any breach by the Vendor of any of its obligations, commitments, undertakings, agreements, warranties, indemnities and warrants under or pursuant to this Agreement.

7.8	These rights of the Purchaser under Clauses 7.6 and 7.7 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise, which rights and remedies are hereby specifically reserved.

8.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE PURCHASER

8.1	The Purchaser hereby unconditionally and irrevocably represents and warrants to and undertakes with the Vendor that the statements in Schedule 4 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respect.

8.2	The Vendor’s rights in respect of each of the said representations, warranties, and undertakings contained in this Agreement will survive Completion and continue in full force and effect notwithstanding Completion and shall not be affected by any information relating to the Company of which the Vendor has knowledge (however acquired and whether actual, imputed or constructive).

8.3	Prior to Completion, if any of the warranties, representations or undertakings set out in this Clause 8 and Schedule 4 is found to be untrue, inaccurate or misleading or has not been fully carried out in any respect, or in the event of the Purchaser becoming unable or failing to do anything required under this Agreement to be done by it at or before the Completion Date, and if any of the aforesaid comes to the knowledge of the Purchaser, the Purchaser shall forthwith notify the Vendor thereof, and in all these events, the Vendor shall not be bound to procure the completion of the sale and purchase of the Sale Shares and may by notice in writing rescind this Agreement, in which event the parties hereto shall be discharged from their respective further obligations hereunder except for their obligations under Clauses 12, 14, 15 and 18 and without prejudice to the rights of either Party in respect of antecedent breaches.

8.4	The representations, warranties and undertakings set out in each paragraph of Schedule 4 shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or anything in this Agreement or the Schedules.

8.5	The representations, warranties and undertakings set out in each paragraph of Schedule 4 shall be deemed to be repeated as at Completion as if all references therein to the date of this Agreement were references to the Completion Date.

8.6	The Purchaser hereby agrees to indemnify the Vendor and keep the same indemnified in respect of all their costs (including all their legal costs) or expenses which the Vendor may incur either before or after the commencement of any action in connection with:-

(a)	the settlement of any claim that any of the Purchaser’s Warranties are untrue or misleading or have been breached;

(b)	any legal proceedings in which the Vendor claims that any of the Purchaser’s Warranties are untrue or misleading or have been breached and in which judgment is given for the Vendor; or

(c)	the enforcement of any such settlement or judgment.

8.7	The Purchaser hereby agrees to indemnify and keep indemnified the Vendor in full from and against all liabilities, losses, damages, claims, costs and expenses (including legal costs and expenses on a full indemnity basis) incurred by the Vendor and arising whether directly or indirectly as a consequence of any breach by the Purchaser of any of its obligations, commitments, undertakings, agreements, warranties, indemnities and warrants under or pursuant to this Agreement.

8.8	These rights of the Vendor under Clauses 8.6 and 8.7 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise, which rights and remedies are hereby specifically reserved.

9.	SEVERABILITY

If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

10.	ENTIRE AGREEMENT

This Agreement together with its Schedules constitutes the entire agreement and understanding between the Parties in connection with the subject-matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements or undertakings relating thereto whether oral, written or otherwise and (save as expressly provided or reserved herein) neither Party has relied on any such proposals, representations, warranties, agreements or undertakings.

11.	TIME

11.1	Time shall be of the essence of this Agreement.

11.2	No time or indulgence given by any Party to the other shall be deemed or in any way be construed as a waiver of any of its rights and remedies hereunder.

12.	ANNOUNCEMENTS AND CONFIDENTIALITY

12.1	The Vendor hereby unconditionally and irrevocably undertakes to provide all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Group as may reasonably be required by the Purchaser for the purpose of complying with any requirement of (i) any applicable law or Court order, or (ii) any governmental or regulatory authorities.

12.2	Save as required by (i) any applicable law or Court order, or (ii) any governmental or regulatory authorities (in which case such disclosure shall not be released unless the contents of which have been approved by the other Parties), no press or other announcement shall be made in connection with the subject matter of [the Term Sheet and] this Agreement by any Party without the prior written approval of the other Party.

12.3	Subject to Clause 12.2, neither of the Parties shall make, and shall procure the Group not to make any announcement or release or disclose any information concerning the Term Sheet, this Agreement or the transactions herein referred to or disclose the identity of the other Party (save disclosure to their respective professional advisers under a duty of confidentiality) without the prior written consent of the other Party hereto. Notwithstanding anything contained in this Agreement, the Parties hereby agree that the company secretary of the Purchaser or any other person nominated by the Purchaser shall have the right to communicate with, and/or prepare or disclose any information and/or announcement concerning the Term Sheet, this Agreement or the transactions herein referred to or disclose the identity of the other Party to the SEC, the NASDAQ and/or any other regulatory authority for the sole purpose of fulfilling its obligations under the Securities Act and/or any applicable laws and regulations.

12.4	This Clause shall remain effective notwithstanding Completion or termination of this Agreement.

13.	ASSIGNMENT

This Agreement shall be binding on and shall ensure for the benefit of the successors and assigns of the Parties but shall not be assigned by any Party without the prior written consent of the other Party.

14.	NOTICES AND OTHER COMMUNICATION

14.1	Any notice or other communication to be given under this Agreement shall be in writing and delivered personally or sent by pre-paid post or by facsimile or telex. Any such notice or communication shall be sent to the Party to whom it is addressed and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. Any notice or other communication given or made under this Agreement shall be delivered personally or sent by pre-paid post, facsimile or telex at the address or telex number or fax number of the relevant Party set out below (or such other address or telex number or fax number as the addressee has by five (5) Business Days prior written notice specified to the other parties hereto):-

To the Vendor

Address:	5/F, B&H Plaza, 27 Industry Avenue, Shekou , Shenzhen 518067 China
Fax Number	:	(86-755) 2688 8628
Attention	:	Lu Zhenwei

To the Purchaser

Address : Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong

Fax Number:(852) 3112 8410
Attention:Li Alan
14.2	Any such notice, demand or communication shall be deemed to have been duly served:-

(a)	if given or made by letter within Hong Kong, 2 Business Days after posting;

(b)	if given or made by letter outside Hong Kong, 7 Business Days after posting; and

(c)	if given or made by facsimile or telex, when dispatched with confirmed answerback.

15.	COSTS AND EXPENSES

Each of the Parties shall bear their own legal and professional fees, costs and expenses incurred by the Parties in the negotiation, preparation, execution and completion of this Agreement. The stamp duty incurred in connection with this Agreement (if any) shall be borne by the Vendor and the Purchaser in equal shares.

16.	FURTHER ASSURANCE

At all times after the date hereof, the Parties shall at their own expense execute all such documents and do such acts and things as may reasonably be required for the purpose of giving full force and effect to this Agreement.

17.	COUNTERPART

This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together individually or otherwise executed by all parties will constitute one and the same document.

18.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, this Agreement has been executed on the day and year first above written.

SIGNED by Lu Zhenwei	)
For and on behalf of	)
CHINA BIOTECH HOLDINGS LIMITED	)
in the presence of:	)
SIGNED by Li Alan	)
For and on behalf of	)
CHINA TECHNOLOGY DEVELOPMENT	)
GROUP CORPORATION	)
in the presence of:	)

SCHEDULE 1A

PARTICULARS OF THE COMPANY

1.	Name	:	Faster Assets Limited
2.	Place of incorporation	:	British Virgin Islands
3.	Date of incorporation	:	3 January 2007
4.	Company number	:		1377857
5.	Authorised share capital	:	US$	50,000.00 divided into 50,000 shares of
			US$	1.00 each
6.	Issued share capital	:	US$	1.00 divided into 1 share of US$1.00 each
7.	Directors	:	Li Alan
Lu Zhen Wei
8.	Shareholder	:	China Biotech Holdings Limited (Vendor): 1
Share (100%)
9.	Registered Office	:	Trident Chambers, P.O.Box 146, Road Town,
Tortola, British Virgin Islands
10.	Subsidiaries	:	China Merchants Zhangzhou Development Zone
Broad Shine Solar Technology Limited (100%)

SCHEDULE 1B

PARTICULARS OF ZHANGZHOU COMPANY

1.	Name	:	China Merchants Zhangzhou Development Zone Broad
Shine Solar Technology Limited
2.	Place of establishment	:	PRC
3.	Date of establishment	:	25 June 2007
4.	Type of enterprise	:	Limited company (Wholly foreign-owned enterprise)
5.	Registration number	:	003762
6.	Registered capital	:	HK$15,000,000
7.	Authorized (legal)	:	Li Alan
representative
8.	Shareholder	:	Faster Asset Limited (100%)
9.	Registered Office	:	405, Block 2 District A, Han Bi Lou, No. 8 Tai
Wu Lu, Zhangzhou Development Zone, PRC
10.	Land and properties	:	The Plant and the land use right thereto
(subject to the issue of the official land use
right certificate and the property certificate
from the relevant PRC authorities)

SCHEDULE 1C

PARTICULARS OF THE PLANT

1.	Location	:	No. 3, Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, PRC
2.	Area	:	2,379 sqm / floor 5 storeys

SCHEDULE 2

GROUP STRUCTURE CHART

100%

The Plant and
the land use right thereto
China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Limited
(PRC)

100%
100%

Faster Assets Limited (BVI)
China Biotech Holdings Limited
(BVI)

SCHEDULE 3

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF THE VENDOR

In this Schedule, save for and to the extent the context otherwise requires, references to the “Group Company” shall be construed as a reference to the Company or any Subsidiary of the Company individually and each representation, warranty or undertaking shall be deemed to have been given in respect of each such Group Company.

1.	General Information and Powers of the Vendor

(A)	The Vendor has full power to enter into this Agreement and to exercise its rights and perform its obligations hereunder and (where relevant) all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations hereunder have been duly taken and this Agreement will, when executed by each of them, be a legal, valid and binding agreement on it and enforceable in accordance with the terms thereof.

(B)	The execution, delivery and performance of this Agreement by the Vendor do not and will not violate in any respect any provision of (i) any law or regulation or any order or decree of any governmental authority, agency or court of Hong Kong, the PRC, or the British Virgin Islands, United States of America or any jurisdiction in which the Vendor is incorporated or resides or any part thereof prevailing as at the date of this Agreement and as at Completion; (ii) the laws and documents incorporating and constituting the Company prevailing as at the date of this Agreement and as at Completion.

(C)	All consents, authorizations and approvals from all governmental department, authority or agency in Hong Kong, the PRC, the British Virgin Islands, United States of America or any jurisdiction in which the Vendor is incorporated or resides to ensure the valid execution, delivery or performance of this Agreement (or to ensure the validity or enforceability thereof) has been obtained by the Vendor and/or the Company.

(D)	As at the date of this Agreement and immediately prior to Completion, the information set out in the Recitals and Schedules to this Agreement is true, accurate and complete.

(E)	All published information regarding the Group are true, accurate and not misleading in all material respects.

(F)	All information about each Group Company which, if disclosed, may reasonably have been expected to affect the decision of the Purchaser to enter into this Agreement or cause it to seek additional contractual obligations, has been fully and freely disclosed to the Purchaser in writing prior to the date of this Agreement.

(G)	All information disclosed to the Purchaser by the Vendor is true, accurate and not misleading in all material respects and the Vendor has not withheld any other information or facts the omission of which will make the information made available to the Purchaser incorrect or misleading.

2.	Sale Shares

(A)	The Sale Shares were allotted and issued fully paid in accordance with the Articles and in compliance with all relevant laws of the British Virgin Islands and rank pari passu in all respects inter se and with all other Shares. The Sale Shares are duly registered and freely transferable under the applicable laws, rules and regulations.

(B)	The Sale Shares are beneficially owned by the Vendor and are free from any liens, charges, encumbrances, claims, equities or pre-emptive or third party rights of whatsoever nature and together with all rights and entitlements attaching thereto.

(C)	There is no agreement or commitment outstanding which calls for the allotment of or issue or accords to any person the right to call for the allotment or issue of any shares in or securities or debentures of each Group Company.

3.	Compliance with Legal Requirements

(A)	Each Group Company is duly incorporated and in good standing and has duly and properly complied with all filing and registration requirements in respect of corporate or other documents imposed under the relevant laws of the jurisdiction in which it was incorporated.

(B)	Each Group Company and its directors (in their capacity as such) has complied with all relevant legislation and obtained and complied with all necessary consents and licences to carry on the business of the development and production of solar energy products and services whether in the country, territory or state in which it is incorporated or elsewhere, including (but without limitation) legislation relating to the operation of business of each Group Company, companies and securities, real property, Taxation and prevention of corruption and have complied with all legal requirements in relation to any transactions to which it is or has been a party prior to Completion.

4.	The Plant

Subject to the issue of the official land use right certificate and property certificate from the relevant PRC authorities, the Plant and the land use rights thereto are the absolute property of Zhangzhou Company free from any liens, charges, encumbrances, claims, equities or pre-emptive or third party rights of whatsoever nature and together with all rights and entitlements attaching thereto.

5.	Accounts

(A)	The Audited Accounts:-

(i)	were prepared in accordance with applicable laws and with generally accepted accounting principles, standards and practices in the relevant jurisdictions at the time they were prepared;

(ii)	are true and accurate, correctly make or include full provision for any bad and doubtful debts and all established liabilities, make proper and adequate provision for (or contain a note in accordance with good accounting practice respecting) all deferred, disputed or contingent liabilities (whether liquidated or unliquidated) and all capital commitments of the Group as at the Accounts Date and the reserves and provisions (if any) made therein for all Taxation relating to any period on or before the Accounts Date are proper and adequate;

(iii)	give a true and fair view of the state of affairs and financial and trading positions of the Group at the Accounts Date and of the Group’s results for the financial period ended on that date;

(iv)	correctly include all the assets of the Group as at the Accounts Date and the rate of depreciation adopted therein is sufficient for each of the fixed assets of the Group to be written down to nil by the end of their estimated lives;

(B)	The Management Accounts:-

(i)	(a) were prepared in accordance with applicable law, accounting principles, standards and practices generally accepted in the relevant jurisdictions at the time they were prepared and commonly adopted by companies carrying on businesses similar in all material respects to that carried on by the Group in preparing management accounts and the notes, if any, set out therein, and (b) in respect of which the accounting policies adopted by the Group in preparing the Accounts have been consistently applied (except where accounting policies, standards and practices have been changed, the new principles, standards and practices have been applied); and

(ii)	are true and accurate in all material respects and are not misleading and fairly reflect the state of affairs and financial and trading positions of the Group and of its fixed and current assets, contingent liabilities and debtors and creditors, in each case as at the Management Accounts Date and the Group’s results for the financial period ended on that date.

(C)	The accounting and other books and records of each of Group Company are in its possession, have been properly written up and accurately present and reflect in accordance with generally accepted accounting principles and standards all the transactions entered into by each Group Company or to which each such Group Company has been a party and there are at the date hereof and as at Completion no material inaccuracies or discrepancies of any kind contained or reflected in any of the said books and records, and that at the date hereof they give and reflect a true and fair view of the financial, trading and contractual position of each such Group Company and of its fixed and current and contingent assets and liabilities and debtors and creditors.

(D)	Since the Accounts Date and save as disclosed or reflected in the Audited Accounts:-

(i)	none of the Group Companies has entered into any material contracts or commitments binding on it (other than contracts entered into in the ordinary course of its business) and there has not been any acquisition or disposal by any Group Company of material fixed or capital assets or any agreement to effect the same;

(ii)	there has not been any creation of liabilities by any Group Company (other than on normal commercial terms in the ordinary course of its business);

(iii)	no event has occurred as regards any Group Company which would entitle any third party to terminate any material contract or any material benefit enjoyed by such Group Company or call in any material amount of money before the normal due date therefor or indebtedness;

(iv)	none of the Group Companies has created any mortgage or charge on the whole or any part of its assets;

(v)	none of the Group Companies has borrowed except from bankers in the ordinary course of its day to day trading operation or increased any secured liability;

(vi)	the business of each Group Company has been carried on in the ordinary and usual course and in the same manner (including nature and scope) as in the past; no fixed asset or stock has been written up nor any debt written off, and no unusual or abnormal contract has been entered into by any Group Company; and

(E)	The Vendor agrees to settle or pay off the outstanding liabilities of the Group on or before Completion and it further agrees to indemnify the Purchaser for such amount if the Vendor fails to settle or pay off such liabilities on or before Completion.

6.	Assets

(A)	The assets included in the Management Accounts and/or the Audited Accounts or acquired since the Accounts Date and all assets used or owned by or in the possession of each Group Company:-

(i)	are legally and beneficially owned by that Group Company free from any mortgage, charge, lien or similar encumbrance any hire-purchase agreement or agreement for payment on deferred terms or bills of sale or lien, charge or other encumbrance;

(ii)	are in the possession or under the control of that Group Company;

(iii)	where purchased on terms that property does not pass until full payment has been made, have been paid for in full by that Group Company; and

(iv)	comprise all the assets, property and rights which that Company owns or which it uses or requires for the purpose of carrying on its business.

7.	Taxation

(A)	Each Group Company has complied with all relevant legal requirements relating to registration or notification for Taxation purposes.

(B)	Each Group Company has:-

(i)	paid all Taxation (if any) due to be paid before the date of this Agreement and Completion; and

(ii)	taken all necessary steps to obtain any repayment of or relief from Taxation available to it.

(C)	The returns for Taxation purposes which ought to have been made by or in respect of each Group Company in Hong Kong, the PRC, United States of America or any other part of the world, have been duly made and all such returns are up to date, correct and on a proper basis and are not the subject of any material dispute with the relevant Taxation, revenue or other appropriate authorities.

(D)	the provisions (if any) included in the Management Accounts and/or the Audited Accounts are sufficient to cover all Taxation in respect of all periods ending on or before the Management Accounts Date or the Accounts Date (as the case may be) for which any Group Company was then or might at any time thereafter become or have become liable.

(E)	None of the Group Companies is in dispute with any Taxation or revenue authority and, no such dispute is pending or threatened.

8.	Loans

(A)	The total amount borrowed by each Group Company (as determined in accordance with the provisions of the relevant instrument or document) does not exceed any limitation on its borrowing powers contained in its articles of association or equivalent constitutional document, or in any debenture or other deed or document binding upon it.

(B)	No material outstanding indebtedness of any Group Company has become payable by reason of default by the Group Company and no event of default has occurred or is pending which with the lapse of time or the fulfillment of any condition or the giving of notice may result in any such indebtedness becoming so payable prior to maturity or in the event that there has been any event of default under any facilities which would have entitled the lender(s) to require early repayment of the outstanding amounts under he facilities, the lender(s) have waived their rights to require early repayment.

9.	Litigation

No Group Company is a party to any litigation, arbitration or prosecutions or to any other legal or contractual proceedings or hearings or administrative or criminal proceedings before any statutory, regulatory or governmental body, department, board or agency or to any material disputes or to or the subject of any investigation by any authority in the place where the business of the Group Company is conducted and no litigation, arbitration, prosecution or other legal or contractual proceedings or administrative or criminal proceedings or investigations are threatened or pending either by or against any Group Company and there are no facts or circumstances, subsisting which might give rise to any such proceeding, investigation, hearing or to any dispute or to any payment and there are no unfulfilled or unsatisfied judgment or court orders against any Group Company.

10.	Insolvency

(A)	No order has been made or resolution passed for the winding up of a Group Company and there is not outstanding :-

(i)	any petition or order for the winding up of a Group Company;

(ii)	any receivership of the whole or any part of the undertaking or assets of a Group Company;

(iii)	any petition or order for the administration of a Group Company; or

(iv)	any voluntary arrangement between a Group Company and nay of its creditors.

(B)	There are no circumstances which are known, or would on reasonable enquiry be known, to the Vendor and which would entitle any person to present a petition for the winding up or administration of a Group Company or to appoint a receiver of the whole or any part of its undertaking or assets.

(C)	No distress, execution or other process has been levied against any Group Company or action taken to repossess goods in the possession of any Group Company.

(D)	No floating charge created by any Group Company has crystallised and there are no circumstances likely to cause such a floating charge to crystallise.

(E)	None of the Group Companies is or has been a party to any transaction which may be avoided in a winding up.

11.	Others

The Vendor warrants and undertakes to the Purchaser and the Company that it will not, directly or indirectly (by itself, or through any third party or procure any third party to) cause or participate in any activity or conduct that will harm or bring adverse influence to the business and operation of the Company and any member of the Group and any company which the Company holds shares or equity interest and the shareholders and associated companies of such company.

 12. United States Securities Laws Agreements, Representations and Warranties.

The Vendor hereby represents and warrants to the Purchaser, and agrees with the Purchaser, that:

(A)       Exemption from Registration . The Vendor acknowledges and agrees that the Consideration Shares will be issued to the Vendor without such offer and sale being registered under the Securities Act and will be issued to the Vendor in an offshore transaction outside of the United States in accordance with a safe harbor from the registration requirements of the Securities Act, in reliance provided by Rule 903 of Regulation S of the Securities Act based on the representations and warranties of the Vendor in this Agreement.

      (B)      Resale of Consideration Shares . The Vendor acknowledges that after giving effect to the Transaction contemplated by this Agreement, it will be deemed to be an “affiliate” of the Purchaser, as such term is defined in Rule 405 under the Securities Act. The Vendor may not offer, sell, resell, pledge or otherwise transfer (any such action being referred to hereinafter as “reselling”, or “resale”) the Consideration Shares except pursuant to an available exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act and in compliance with all applicable state securities laws and the laws of any other jurisdiction. Accordingly, the Vendor agrees to resell the Consideration Shares only in accordance with the provisions of Rule 903 or 904 of Regulation S of the Securities Act, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act. In particular, the Vendor agrees that it will not offer, sell, resell, pledge or otherwise transfer (including to a nominee) the Consideration Shares except (a) during the period of one year commencing on the Completion Date, (i) in compliance with Rule 903 of Regulation S under the Securities Act, or (ii) pursuant to an effective registration statement; and (b) after one year from the Completion Date, (i) pursuant to either of clause (a)(i) or (a)(ii) above, or (ii) pursuant to the exemption provided by Rule 144 under the Securities Act, if available. The Vendor acknowledges that the Purchaser makes no representations regarding the availability of the exemption provided by Rule 144 at any time. The Vendor agrees that the Purchaser will refuse to register any transfer of the Consideration Shares not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act or pursuant to an available exemption from registration. The Vendor agrees that the Purchaser may require an opinion of legal counsel reasonably acceptable to the Purchaser in the event of any resale of any of the Consideration Shares by the Vendor pursuant to an exemption from registration under the Securities Act.

      (C)      Hedging Transactions . The Vendor agrees not to engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Consideration Shares may be transferred to any person, including any U.S. person.

      (D)     Share Certificates . The Vendor acknowledges and agrees that all certificates representing the Consideration Shares will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Purchaser, to ensure compliance with Regulation S of the Securities Act and to reflect the status of the Consideration Shares as securities held by affiliates of the Purchaser:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE CONSIDERATION SHARES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

      (E)      Notice of Transfer Restrictions to Subsequent Transferees . The Vendor will advise any subsequent transferee of the Consideration Shares of the foregoing restrictions on transfer, and will procure that any such transferee shall deliver to the Purchaser an undertaking to observe and be bound by such restrictions.

     (F)  No Registration . It understands that the Consideration Shares have not been and will not be registered under the Securities Act and, if in the future the Vendor decides to resell the Consideration Shares, it may do so only in accordance with the restrictions set out above. No United States federal or state agency or similar agency of any other country, or any securities exchange has approved, passed upon or made any recommendation with respect to the Consideration Shares.

     (G)  Not a U.S. Person . It is not a “U.S. person” as defined in Rule 902 of Regulation S; it is not organized or incorporated under the laws of any United States jurisdiction; and it was not formed for the purpose of investing in securities not registered under the Securities Act. It is purchasing the Consideration Shares for its own account. The Vendor’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the Completion Date, the Vendor was located outside the United States.

     (H)  Accredited Investor . It is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Vendor has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Consideration Shares; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the Consideration Shares for an indefinite period of time, in view of the restrictions on transfer set out in this Agreement.

     (I)  Investment Intent . It is subscribing for and acquiring the Consideration Shares solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. The Vendor has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the Consideration Shares or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the Consideration Shares may be transferred to any other party.

     (J)  Independent Investigation . In making the decision to subscribe for and acquire the Consideration Shares, it has relied upon its independent investigation of the Purchaser and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Purchaser, its officers, directors or employees or any other representatives or agents of the Purchaser, other than as set forth in this Agreement. The Vendor is familiar with the business, operations, properties, financial condition and prospects of the Purchaser, has reviewed the Purchaser’s publicly-available information filed with and submitted to the SEC, and has had an opportunity to ask questions of, and receive answers from, the Purchaser’s officers and directors concerning the Purchaser, its affairs and the terms and conditions of the issue and sale of the Consideration Shares.

     (K)  No Advice from Purchaser . It has had the opportunity to review this Agreement and the transactions contemplated hereby with the Vendor’s own professional advisors. Except for any representations, warranties or statements made by the Purchaser in this Agreement, the Vendor is relying solely on its own counsel and advisors and not on any representations, warranties or statements of the Purchaser or any of its representatives or agents for legal, tax or investment advice with respect to the subscription and acquisition of the Consideration Shares or the securities or other laws of any jurisdiction.

     (L)  Due Incorporation and Good Standing . It is a corporation duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

     (M)  Power and Authorization . It has the requisite power and authority to enter into and perform its obligations under this Agreement, and to subscribe for the Consideration Shares to be acquired by it. The execution, delivery and performance of this Agreement by the Vendor and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Vendor or its board of directors, members or others is required.

     (N) Accuracy of Representations . The representations, warranties and agreements of the Vendor are true and correct as of the date of this Agreement, and (unless the Vendor otherwise notifies the Purchaser prior to the Completion Date) shall be true and correct as of the Completion Date. The Vendor acknowledges and agrees that the Purchaser, in making the offer, issue and allotment of the Consideration Shares, and determining the availability of the applicable exemption from the registration requirement of the Securities Act, has relied on and will rely on the accuracy of the Vendor’s representations and warranties set out herein.

     (O) Notification of Breach . The Vendor agrees promptly to notify the Purchaser of any matter or event which becomes known to it prior to Completion of the transactions contemplated by this Agreement which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

     (P) Survival . The foregoing representations and warranties of the Vendor shall survive the Completion Date and the Completion of the transactions contemplated by this Agreement.

SCHEDULE 4

REPRESENTATIONS, WARRANTIES AND
UNDERTAKINGS OF THE PURCHASER

1. General Information and Powers of the Purchaser

(A)	The Purchaser has full power to enter into this Agreement and to exercise its rights and perform its obligations hereunder and (where relevant) all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations hereunder have been duly taken and this Agreement will, when executed by each of them, be a legal, valid and binding agreement on it and enforceable in accordance with the terms thereof.

(B)	The execution, delivery and performance of this Agreement by the Purchaser does not and will not violate in any respect any provision of (i) any law or regulation or any order or decree of any governmental authority, agency or court of Hong Kong, the PRC, the British Virgin Islands, United States of America or any jurisdiction in which the Purchaser is incorporated or resides or any part thereof prevailing as at the date of this Agreement and as at Completion; (ii) the laws and documents incorporating and constituting the Company prevailing as at the date of this Agreement and as at Completion; or (iii) any mortgage, contract or other undertaking or instrument to which the Purchaser is a party or which is binding upon it or any of its assets, and does not and will not result in the creation or imposition of any encumbrance on any of its assets pursuant to the provisions of any such mortgage, contract or other undertaking or instrument.

(C)	The Purchaser has obtained all consents, authorizations and approvals from all governmental department, authority or agency in Hong Kong, the PRC, or the British Virgin Islands, United States of America or any jurisdiction in which the Purchaser is incorporated or resides to ensure the valid execution, delivery or performance of this Agreement (or to ensure the validity or enforceability thereof).

(H)	The listing of the Purchaser’s securities on NASDAQ has not been terminated or suspended and there is no such termination or suspension threatened against the Purchaser, whether or not as a result of Completion of the transactions contemplated by this Agreement.

(D)	Neither the Purchaser nor any of its officers is in breach of any of regulatory rules (including but not limited to the rules issued by the SEC and/or NASDAQ) nor any of them has committed any act or omission which constitutes a breach of such regulatory rules.

(E)	There is no outstanding enquiry or investigation, disciplinary action or similar action or proceedings being taken by the SEC or NASDAQ or other regulatory authority against the Purchaser and/or its subsidiaries or any of their officers in respect of any matter which relates to the Purchaser and to the best knowledge of the Purchaser, there is no fact or circumstances which would or would be likely to lead to any such enquiry, investigation, action or proceedings.

(F)	All published information regarding the Purchaser and its subsidiaries are true, accurate and not misleading in all material respects.

(G)	All information about the Purchaser and its subsidiaries which, if disclosed, may reasonably have been expected to affect the decision of the Vendor to enter into this Agreement or cause it to seek additional contractual obligations, has been fully and freely disclosed to the Vendor in writing prior to the date of this Agreement.

(H)	All information disclosed to the Vendor by the Purchaser is true, accurate and not misleading in all material respects and the Purchaser has not withheld any other information or facts the omission of which will make the information made available to the Purchaser incorrect or misleading.

2. Consideration Shares

(A) The Consideration Shares will be allotted and issued fully paid in accordance with the memorandum and articles of association of the Purchaser and in compliance with all relevant laws of the British Virgin Islands and United States of America, and/or any applicable rules and regulations imposed by the SEC and NASDAQ and /or any other regulatory authority and rank pari passu in all respects inter se and with all its other shares.

(B) The Consideration Shares will be free from any liens, charges, encumbrances, claims, equities or pre-emptive or third party rights of whatsoever nature and together with all rights and entitlements attaching thereto.

(C) There is no agreement or commitment outstanding which calls for the allotment of or issue or accords to any person the right to call for the allotment or issue of any shares in or securities or debentures of the Purchaser.